Exhibit 1

                                                        Monday, December 4, 1995


       ARLINGTON, Va. -- The previously announced merger of Gannett Co., Inc. and Multimedia, Inc. was completed today.

       Gannett paid Multimedia shareholders $45.25 per share, for a total price in excess of $1.7 billion. Gannett will also assume or retire Multimedia's existing debt.

       Already the nation's largest newspaper publisher, Gannett is gaining 10 daily newspapers, including three in the thriving markets of Greenville, S.C., Asheville, N.C., and Montgomery Ala. This will bring the daily circulation of Gannett newspapers to 6.6 million.

        With the addition of Multimedia's five network-affiliated television stations in Cleveland, St. Louis, Cincinnati, Knoxville, and Macon, Ga., Gannett's television stations now reach 14 percent of U.S. television households.

        The acquisition marks Gannett's entry into cable, with Multimedia's cable television system reaching 454,000 subscribers in five states. Gannett also is acquiring two radio stations, several syndicated talk shows and Multimedia Security Service, which monitors more than 82,000 security alarm subscribers.

        In 1994, Multimedia reported operating revenues of $630.5 million and operating income of $189.4 million. Gannett's 1994 operating revenues totaled $3.8 billion, while operating income was $812.8 million.